Vanguard Natural Resources, Inc.
5847 San Felipe, Suite 3000
Houston, TX 77057

VIA EDGAR

April 15, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Dougherty

Re:     Vanguard Natural Resources, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-225148), filed April 8, 2019 under EDGAR submission type “S-3/A”

Dear Mr. Dougherty:

Vanguard Natural Resources, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby respectfully requests the withdrawal of the Company’s Post-Effective Amendment No. 1, filed under form type S-3/A on April 8, 2019 (the “Amendment”), to the Registration Statement on Form S-3 (File No. 333-225148), filed on May 23, 2018 (the “Registration Statement”).

The Company hereby confirms that no securities have been sold pursuant to the Amendment. The Company refiled the Post-Effective Amendment No. 1 to the Registration Statement under form type POS AM on April 9, 2019.

It is the Company’s understanding that this application for withdrawal of the Amendment will be deemed granted at the time filed with the Securities and Exchange Commission (the “Commission”) unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance with this matter. If you have any questions with respect to the foregoing, please feel free to call the undersigned at (832) 327-2255.

Very truly yours,

/s/ Jonathan C. Curth
Jonathan C. Curth
General Counsel and Secretary
Vanguard Natural Resources, Inc.